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EXHIBIT 4.6

Form of Incentive Stock Option Contract for Executives pursuant to the 1996 Stock Incentive Plan

OPTION CERTIFICATE
(Incentive Stock Option for Executives)

    THIS IS TO CERTIFY that 3D Systems Corporation, a Delaware corporation (the "Company"), has granted to the employee named below an incentive stock option (the "Option") to purchase shares of the Company's Common Stock (the "Shares"), under its 1996 Stock Incentive Plan (the "Plan"), and upon the terms and conditions determined by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board"), as follows:

      Name of Employee:

      Address of Employee:

      Number of Shares:

      Option Exercise Price:

      Date of Grant:

      Option Expiration Date:

    Exercise Schedule:  The Option shall become exercisable with respect to 25% of the number of shares subject to this Option (rounded up or down to the nearest whole number) on each of the first four anniversaries of the Date of Grant, provided however that, in the event of an acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") of beneficial ownership (within the meaning of Rule 13d-3 of the Rules and Regulations of the Securities and Exchange Commission under the Exchange Act) of at least 51% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, the Option shall become fully vested and immediately exercisable. Installments shall be cumulative, and the Option may be exercised as to any and all shares of Common Stock covered by an installment at any time after the installment becomes exercisable and prior to the expiration of termination of the Option.

    Summary of Other Terms:  This Option is defined in the Stock Option Agreement (Incentive Stock Option) (the "Option Agreement") which is attached to this Option Certificate (the "Certificate") as Annex I. This Certificate summarizes certain of the provisions of the Option Agreement for your information, but is not complete. Your rights are governed by the Option Agreement, not by this summary. The Company strongly suggests that you carefully review the full Option Agreement prior to signing this Certificate or exercising the Option.

    Among the terms of the Option Agreement are the following:

    Termination of Employment:  While the Option terminates on the Option Expiration Date, it will terminate earlier if you cease to be employed by the Company or the direct or indirect subsidiary of the Company with whom you are employed (transfer of employment from one subsidiary to another will not constitute termination of employment). If your employment ends due to death, the Option terminates eighteen months after the date of death, and is exercisable during such eighteen-month period as to the portion of the Option which had vested prior to the date of death. If your employment ends due to disability, the Option terminates twelve months after the date of disability, and is exercisable during such twelve-month period as to the portion of the Option which had vested prior to the date of disability. If your employment ends primarily as a result of an act of misconduct described in Section 4(g) of the Plan, or during the period when your rights under the Option have been suspended by the Company pursuant to that Section, the Option will terminate immediately. In all other cases, including retirement, the Option terminates ninety days after the date of termination of employment, and is exercisable during such time period as to the portion of the Option which had vested prior to the date of termination of employment. See Section 5 of the attached Option Agreement.

    Transfer:  The Option is personal to you, and cannot be sold, transferred, assigned or otherwise disposed of to any other person, except upon your death. See Section 13(d) of the attached Option Agreement.

    Exercise:  You can exercise the Option (while it is exercisable), in whole or in part, by delivering to the Company a Notice of Exercise identical to Exhibit "A" attached to the Option Agreement, accompanied by payment of, or provision pursuant to the Option Agreement for the payment of, the Exercise Price for the Shares to be purchased. The Company may require you to submit certain written reassurances to the Company with respect to your status as a shareholder. The Company will then issue a certificate to you for the Shares you have purchased. You are under no obligation to exercise the Option. See Section 4 of the attached Option Agreement.

    Reload Option:  If and to the extent that the Exercise Price is paid by delivery of shares of the Company's Common Stock (see Section 4(b) of the attached Option Agreement), you will automatically be granted a new option (a "Reload Option") for a like number of shares, with an exercise price equal to the market value of a share of Common Stock on the date of exercise, and a term equal to the term of the Option. See Section 4(d) of the attached Option Agreement.

    Adjustments upon Recapitalization:  The Option contains provisions which affect your rights in the event of stock splits, stock dividends, mergers and other major corporate reorganizations. See Section 6 of the attached Option Agreement.

    Waiver:  By signing this Certificate, you will be agreeing to all of the terms of the Option Agreement, including those not summarized in this Certificate. You will waive your rights to options or stock which may otherwise have been promised to you. See Section 7 of the attached Option Agreement.

    Withholding:  The Company may require you to make any arrangements necessary to insure the proper withholding of any amount of tax, if any, required to be withheld by the Company as a result of the exercise of the Option. See Section 10 of the attached Option Agreement.

    Value of Shares:  If you are granted an Option first exercisable in any one calendar year to purchase Shares valued in excess of $100,000 on the grant date, then for tax purposes the incremental portion of such Shares with an aggregate fair market value in excess of $100,000 shall be treated as non-statutory stock options, rather than as incentive stock options (as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended).

A G R E E M E N T

    3D Systems Corporation, a Delaware corporation, and the Employee each hereby agrees to be bound by all of the terms and conditions of the Stock Option Agreement (Incentive Stock Option) which is attached hereto as Annex I and incorporated herein by this reference as if set forth in full in this document.

DATED:	3D SYSTEMS CORPORATION
By: Its: General Counsel

Employee
Name: (Signature)
(Please print your name exactly as you wish it to appear on any stock certificates issued to you upon exercise of the Option)

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EXHIBIT 4.6
Form of Incentive Stock Option Contract for Executives pursuant to the 1996 Stock Incentive Plan
OPTION CERTIFICATE (Incentive Stock Option for Executives)
A G R E E M E N T